ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated July 7, 2014

COMMODITY	ETRACS

ETRACS Bloomberg Commodity Index Total Return ETN

Profile		ETN Ticker: DJCI
ETN Ticker	DJCI
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	– Exposure to a portfolio of commodity
Underlying Index	Bloomberg Commodity Index Total Return	futures through a single investment
Index Initial trade date	10/28/2009	– Convenience of an exchange-traded
Maturity date	10/31/2039	security
Annual Tracking Rate	0.50%, accrued on a daily basis
CUSIP	902641679
Primary exchange	NYSE Arca

About the ETN

The ETRACS Bloomberg Commodity Total Return Index exchange-traded note, formerly known as ETRACS DJ-UBS Commodity Index Total Return ETN*, is designed to track the performance of the Bloomberg Commodity Index Total Return (the “Index”), less investor fees.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The Index is designed to provide diversified commodity exposure with weightings based on each underlying commodity’s liquidity and economic significance. The Index measures the collateralized returns from a basket of 22 commodity futures contracts representing the energy, precious metals, industrial metals, grains, softs and livestock sectors. In addition, the Index is rebalanced once a year to ensure that no commodity sector may constitute more than 33% of the Index as of the date of such rebalancing. The Index was created in July 1998 and has no performance history prior to that date.

*Name change effective as of July 1st, 2014.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Bloomberg Commodity Index Total Return ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Bloomberg Commodity Index TR	1.35%	-1.30%	-0.31%	-10.07%	-22.52%	5.33%
S&P GSCI Total Return Index	0.06%	-2.35%	1.47%	-3.38%	-3.56%	16.00%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of January 2, 2014 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of January 2, 2014. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Bloomberg Commodity Index Total Return ETN

Target Weights
Number of holdings: 22 commodity futures contracts
Name	% Weight
Gold	11.53
Natural Gas	9.45
WTI Crude Oil	8.49
Copper	7.51
Corn	7.20
Brent Crude Oil	6.51
Soybeans	5.68
Aluminum	4.72
Silver	4.14
Sugar	3.96
Heating Oil	3.72
Unleaded Gasoline	3.62
Wheat	3.34
Live Cattle	3.27
Soybean Oil	2.83
Soybean Meal	2.68
Coffee	2.32
Zinc	2.31
Nickel	2.05
Lean Hogs	1.87
Cotton	1.58
HRW Wheat	1.21

Source: S&P Dow Jones Indices LLC, effective January 2014.

Benefits of Investing

–	Exposure to a portfolio of commodity futures through a single investment.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Bloomberg Commodity Index Total Return ETN

Selected Risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your principal - The ETRACS ETNs are fully exposed to any decline in the level of the Index. You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the Fee Amount applicable to your ETRACS ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the exchange-traded futures contracts comprising the Index and, consequently, the value of the ETRACS ETNs.
–	Market risk - The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.
–	Credit of UBS - The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ETRACS ETNs and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.
–	Potential over-concentration in particular commodity sectors - The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy and agriculture, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.
–	A trading market for the ETRACS ETNs may not develop - Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange.
–	No interest payments from the ETRACS ETNs - You will not receive any interest payments on the ETRACS ETNs.
–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	Minimum redemption amount -You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement.
–	Uncertain tax treatment -Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	UBS’s contingent call right - UBS may elect to redeem all outstanding ETRACS ETNs if the aggregate principal amount of ETRACS ETNs outstanding is less than $10,000,000 as described under ‘‘Specific Terms of the Securities - UBS’s Contingent Call Right’’ in the ETRACS Prospectus.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Bloomberg Commodity Index Total Return ETN

Footnotes

1 The issuer credit rating as of January 1, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Bloomberg®” and “ Bloomberg Commodity Index Total Return” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by UBS AG and its affiliates (collectively, “UBS”). Bloomberg is not affiliated with UBS, and does not approve, endorse, review, or recommend the ETRACS Bloomberg Commodity Index Total Return ETN. Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity Index Total Return. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com